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                                                                    EXHIBIT 11.1







                         MATHSOFT, INC. AND SUBSIDIARIES

                   SUPPLEMENTAL CALCULATION OF SHARES USED IN
                     DETERMINING NET INCOME (LOSS) PER SHARE



                                                        FOR THE YEAR ENDED JUNE 30,
                                                      1997          1996          1995

WEIGHTED AVERAGE COMMON STOCK OUTSTANDING          8,841,170      8,247,036     7,169,593

WEIGHTED AVERAGE COMMON STOCK EQUIVALENTS                 --      1,294,544            --
                                                   ---------      ---------     ---------

WEIGHTED NUMBER OF COMMON AND COMMON
EQUIVALENT SHARES OUTSTANDING                      8,841,170      9,541,580     7,169,593
                                                   =========      =========     =========